UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)

                         Clear Channel Investments, Inc.
                          200 Concord Plaza, Suite 600
                            San Antonio, Texas 78216
                                 (210) 822-2828
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 with copies to
                             Stephen C. Mount, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           1500 Bank of America Plaza
                               300 Convent Street
                            San Antonio, Texas 78205
                                 (210) 281-7000

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|. Note:
Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

Clear Channel Investments, Inc.  91-18835512

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) |_|
                                                                        (b) |_|
SEC USE ONLY

SOURCE OF FUNDS*

       WC, OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                |_|
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER: 8,329,877

SHARED VOTING POWER: -0-

SOLE DISPOSITIVE POWER: 8,329,877

SHARED DISPOSITIVE POWER: -0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,329,877

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               |_|
EXCLUDES CERTAIN SHARES*13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9%

TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.      Security and Issuer.

     This Schedule 13D relates to the Class A common stock, $ 0.01 par value per share ("Common Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"). The Issuer has its principal executive office at 1250 23rd Street, N.W., Washington, D.C. 20037-1100.

Item 2.      Identity and Background.

             Name of the reporting person:

             Clear Channel Investments, Inc. ("CCI")

             The business address of the reporting person is 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

     CCI is a wholly-owned subsidiary of Clear Channel Communications, Inc. ("Clear Channel"), and is primarily engaged in the business of making strategic investments. Clear Channel is primarily engaged in the media business. CCI and Clear Channel are both located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216. Schedule I to this Schedule 13D lists each executive officer and director of CCI and Clear Channel.

     None of CCI, Clear Channel or, to the best of CCI's knowledge, any of the executive officers or directors of CCI or Clear Channel, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     CCI is a corporation formed under the laws of the State of Nevada, and Clear Channel is a corporation formed under the laws of the State of Texas. To the best knowledge of CCI, all of its executive officers and directors, as well as those of Clear Channel, are United States citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

     8,089,877 shares of Common Stock were acquired by CCI from the Issuer upon conversion of a convertible subordinated note previously issued to CCI by the Issuer. An additional 240,000 shares of Common Stock were purchased by CCI with working capital in the Issuer's initial public offering.

Item 4.           Purpose of the Transaction.

CCI holds its interest in the Issuer for investment purposes. CCI intends to continuously review its position in the Issuer and, depending on future evaluations of the business prospects of the Issuer and on other developments, including but not limited to general economic and business conditions and stock market conditions, CCI may retain or from time to time increase its holdings or dispose of all or a portion of its holdings in the Issuer, subject to any restrictions on its ability to do so.

Except as may be set forth in this Schedule 13D, CCI has no present plans or proposals which relate to or would result in: (a) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) any sale or transfer of material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the Issuer's present Board of Directors or management, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or corresponding instruments or other actions which may impede the acquisition of control of the Issuer by any person;
(h) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (i) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of any class of equity securities of the Issuer; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
               As of the date hereof, CCI beneficially owns 8,329,877 shares of the Common Stock, and such shares constitute approximately 31.9% of the issued and outstanding shares of the Common Stock as of the date hereof. CCI has sole voting and dispositive power over its shares of Common Stock, which are entitled to one vote per share on each matter submitted for stockholder approval. The Issuer also has outstanding 6,689,250 shares of Class B common stock, all of which are held by another investor, which are entitled to three votes per share on each matter submitted for stockholder approval and which are convertible into shares of Common Stock on a one-for-one basis subject to antidilution protection if the Issuer effects a recapitalization. As a result, CCI's Common Stock presently represents 18.04% of the votes entitled to be cast in any matter submitted for stockholder approval. In addition, the Issuer also has outstanding 10,715,310 shares of Series A convertible preferred stock, all of which is held by other investors. The Series A convertible preferred stock does not have any voting rights, but it is convertible at the election of the holder into shares of Common Stock on a one-for-one basis.

         CCI may be deemed to be a member of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) with the following entities by virtue of a Shareholders Agreement to which CCI is a party dated July 7, 1999 ("Shareholders Agreement"): (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) American Mobile Satellite Corporation ("American Mobile"); (4) Columbia XM Radio Partners, L.L.C. ("Columbia");
     (5)  Telcom-XM  Investors,  L.L.C.  ("Telcom");  and (6)  Madison  Dearborn
     Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"). CCI expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer held by General Motors, DIRECTV, American Mobile, Columbia, Telcom, or Madison Dearborn, and the filing of this Schedule 13D by CCI shall not be construed as an admission by CCI that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock of the Issuer held by General Motors, DIRECTV, American Mobile, Columbia, Telcom or Madison Dearborn.

     On October 8, 1999, CCI acquired from the Issuer in a private placement 8,089,877 shares of Common Stock upon conversion of a $75,000,000 principal amount (plus accrued interest) convertible subordinated note previously issued to CCI by the Issuer, at a conversion price of approximately $9.52 per share. CCI also purchased 240,000 shares of the Common Stock on October 8, 1999 in the Issuer's initial public offering at a price of $12.00 per share. Not applicable. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         CCI is a party to the Shareholders Agreement along with the Issuer and the other investors named therein, which provides among other matters for certain restrictions on transfers of the Issuer's securities, the designation of members of the Issuer's Board of Directors by certain of the investors, including CCI, and that each of the investors agrees to vote its shares of the Issuer's stock in favor of the persons so designated in accordance with the provisions of the Shareholders
         Agreement. The summary description contained in this Item 6 of the Shareholders Agreement is qualified in its entirety by reference to the full text of the Shareholders Agreement which is incorporated by reference herein and which was filed as Exhibit 10.1 to Amendment No. 1 to the Registration Statement of the Issuer on Form S-1, No. 333-83619 filed with the Securities and Exchange Commission on August 10, 1999.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Shareholders Agreement dated July 7, 1999 by and among XM Satellite Radio Holdings Inc., American Mobile Satellite Corporation, Baron Asset Fund, Columbia XM Radio Partners, LLC, Clear Channel Investments, Inc., DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, Special Advisors Fund I, LLC and Telcom-XM Investors, L.L.C. (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement of XM Satellite Radio Holdings Inc. on Form S-1, No. 333-83619, filed with the Securities and Exchange Commission on August 10, 1999.)

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 1999                     CLEAR CHANNEL INVESTMENTS, INC.,
                                            a Nevada corporation

                                            By: /s/HERBERT W. HILL, JR.
                                            Herbert W. Hill, Jr.
                                            Senior Vice President/
                                            Chief Accounting Officer

                                   SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF CLEAR CHANNEL INVESTMENTS, INC.


Name                         Principal Occupation or Employment

L. Lowry Mays                Chairman of the Board and Chief Executive Officer
Mark P. Mays                 Director, President and Chief Operating Officer
Randall Mays                 Director, Executive Vice President and Chief
                             Financial Officer
Herbert W. Hill, Jr.         Senior Vice President and Chief Accounting Officer
Kenneth E. Wyker             Senior Vice President - Legal Affairs and Secretary

All individuals listed above are located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216-6940.


EXECUTIVE OFFICERS AND DIRECTORS OF CLEAR CHANNEL COMMUNICATIONS, INC.


Name                         Principal Occupation or Employment

L. Lowry Mays                Chairman of the Board and Chief Executive Officer
Mark P. Mays                 Director, President and Chief Operating Officer
Randall Mays                 Director, Executive Vice President and Chief
                             Financial Officer
Herbert W. Hill, Jr.         Senior Vice President and Chief Accounting Officer
Kenneth E. Wyker             Senior Vice President - Legal Affairs and Secretary

All individuals listed above are located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216-6940. In addition, the following are non-employee directors of Clear Channel Communications, Inc:

John H. Williams, Director             Senior Vice President
                                       Everen Securities, Inc.
                                       7810 Glen Albens Circle
                                       Dallas, Texas 75225

Alan D. Feld, Director                 Attorney
                                       Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                       1700 Pacific Avenue, 41st Floor
                                       Dallas, Texas 75201

B.J. McCombs, Director                    Private Investor
                                          825 Contour
                                          San Antonio, Texas 78212

Theodore H. Strauss, Director             Senior Managing Director
                                          Bear, Stearns & Co., Inc.
                                          5100 Park Lane
                                          Dallas, Texas 75220

Karl Eller, Director                      Chairman and Chief Executive Officer
                                          Eller Media Company
                                          2850 Camelback Road
                                          Suite 300
                                          Phoenix, Arizona 85016